UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 10)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Rule 13e−4(i) (Cross−Border Issuer Tender Offer)

☒ Rule 14d−1(d) (Cross−Border Third−Party Tender Offer)

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on August 24, 2015, as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase up to 779,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.99% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL”), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the Amended and Restated U.S. Offer to Purchase, dated September 1, 2015 (as amended, the “U.S. Offer to Purchase”).

Except as otherwise set forth in this Amendment No. 10, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 10. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(25) English translation of the announcement made on the Taiwan Stock Exchange Market Observation Post System announcing expiration of the ROC Offer

(a)(26) Press release announcing expiration of the Offers, dated September 22, 2015”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

EXHIBIT INDEX

Item 12. Exhibits.

Exhibit No.	Description
(a)(25)	English translation of the announcement made on the Taiwan Stock Exchange Market Observation Post System announcing expiration of the ROC Offer
(a)(26)	Press release announcing expiration of the Offers, dated September 22, 2015